SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        Karts International Incorporated

                                (Name of Issuer)

                          Common Stock, $.001 Par Value

                         (Title of Class of Securities)

                                   485766-20-8

                                 (CUSIP Number)

                                Linda S. Neubauer
                                  P.O. Box 4174
                   Ormond Beach, Florida 32175 (904) 672-5550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 8, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------

CUSIP No.  485766-20-8               13D
--------------------------



--------------------------------------------------------------------------------
    1       Name of Reporting Person; IRS Identification Number

                     The Linda S. Neubauer Trust dated September 11, 1992;
                     Tax I.D. Number:  ###-##-####
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group     (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------

    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)

                     Other (00)
--------------------------------------------------------------------------------
    5       Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
              Items 2(d) or 2(e)
                                                                 [ ]

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                     United States of America
--------------------------------------------------------------------------------
         Number of       7     Sole Voting Power
           Shares                       337,838 shares of Common Stock,
        Beneficially                    $.001 par value
          Owned by      --------------------------------------------------------
            Each         8     Shared Voting Power
         Reporting                      None
           Person       --------------------------------------------------------
            With         9     Sole Dispositive Power
                                        337,838 shares of Common Stock, $.001
                                        par value
                        --------------------------------------------------------
                        10     Shared Dispositive Power
                                        None
                        --------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                     337,838 shares of Common Stock, $.001 par value
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                 [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                     6.1%
--------------------------------------------------------------------------------
    14      Type of Reporting Person

                     Other (00)
--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.  Security and Issuer
         -------------------

         This statement relates to the common stock, $.001 par value ("Common Stock"), of Karts International Incorporated ("KII"), the principal executive offices of which are located at P.O. Box 695, 62204 Commercial Street, Highway 51 South, Roseland, Louisiana 70456.

Item 2.  Identity and Background
         -----------------------

         This statement is being filed by the below named trust:

         (a) The Linda S. Neubauer Trust dated September 11, 1992 (the "Trust").

         (b) The Trust's address is P.O. Box 4174, Ormond Beach, Florida 32175.

         (c) Not applicable.

         (d) The Trust has not been convicted in a criminal proceeding during the last five years.

         (e) The Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) The Trust is organized pursuant to the laws of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The shares of Common Stock were delivered by KII as consideration for the assignment to KII of a note receivable in the principal amount of $375,000 as made by Daytona Superkarts, Inc.

Item 4.  Purpose of Transaction
         ----------------------

         The shares of Common Stock were acquired for investment purposes only and the Trust may, depending upon market and other conditions, make purchases of additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) The Trust beneficially owns 337,838 shares of Common Stock and those shares represent approximately 6.1% of the total outstanding shares of Common Stock.

         (b) The trustee of the Trust has the sole power to vote or direct to vote and the sole power to dispose or direct the disposition of the shares of Common Stock listed in subpart (a) of this Item.

         (c) No transactions involving the Common Stock have been effected by the Trust since February 1, 1999:

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------------------------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  April 9, 1999.


                                       Signature  /s/ Linda S. Neubauer
                                                      --------------------------
                                            Name:     Linda S. Neubauer, Trustee